EXHIBIT 12

Federal Home Loan Bank of Boston
Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	For the Year Ended December 31,
	2011	2010	2009	2008	2007

Earnings
Income (loss) before assessments	$188,482	$145,074	$(186,751)	$(115,826)	$269,974
Fixed charges	460,159	574,194	837,565	2,388,774	3,054,628

Income before assessments and fixed charges	648,641	719,268	650,814	2,272,948	3,324,602

Fixed Charges
Interest expense	459,013	572,930	836,262	2,387,497	3,053,401
1/3 of net rent expense (1)	1,146	1,264	1,303	1,277	1,227

Total fixed charges	$460,159	$574,194	$837,565	$2,388,774	$3,054,628

Ratio of earnings to fixed charges	1.41	1.25	0.78	0.95	1.09

(1) Represents an estimated interest factor.